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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 333-66282


(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
              [X] Form 10Q and Form 10-QSB   [ ] Form N-SAR

     For Period Ended: MARCH 31, 2002

     [ ]  Transition Report on Form 10-K and Form 10-KSB
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q and Form 10-QSB
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: Tri-Union Development Corporation


Former Name if Applicable: Not Applicable.


Address of Principal Executive Office (Street and Number): 530 Lovett Boulevard


City, State and Zip Code: HOUSTON, TEXAS 77006


                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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      [X]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Registrant has not yet completed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, pending the completion of the review of our quarterly financial statements and our plans regarding scheduled debt principal and interest payments due June 1, 2002, by BDO Seidman, LLP, our independent accountants, as reflected in the attached letter from BDO Seidman, LLP
(EXHIBIT A).


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

      Suzanne Ambrose                    (713)                    533-4011
      ---------------                    -----               ------------------
           (Name)                     (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If the answer is no identify report(s).

YES  X         NO
   -----          -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES  X         NO
   -----          -----

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the quarter ended March 31, 2002, were significantly lower than in the prior year period as a result of a 65% decrease in oil and natural gas revenues, primarily caused by a substantial decline in the average price received for oil and natural gas coupled with lower production volumes. Oil and natural gas revenues for the quarter ended March 31, 2002, were $11,310,653 as compared to $32,407,222 for the three months ended March 31, 2001. Consolidated net loss for the quarter ended March 31, 2002, was $17,541,235 as compared to consolidated net income for the quarter ended March 31, 2001 of $14,780,715. Included in the current quarter net loss is a non-cash loss of $11,947,692 in connection with the termination of certain derivatives contracts.


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                        Tri-Union Development Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          MAY 15, 2002                       By: /s/ Richard Bowman
               ------------                       ------------------------------
                                                      CHIEF EXECUTIVE OFFICER
























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     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                  ATTENTION

           Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001).

           ---------------------------------------------------------

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.












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EXHIBIT A




                         [BDO SEIDMAN, LLP LETTERHEAD]



May 15, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Tri-Union Development Corporation, successor to Tribo Petroleum Corporation (the "Registrant"). The Registrant has stated in
Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended March 31, 2002 because our Firm has not yet completed our review of the financial statements of the Registrant for the three months ended March 31, 2002.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our review of the Registrant's financial statements because we have not completed our evaluation of the Registrant's plans regarding the scheduled debt principal and interest payment due June 1, 2002, and, as a result, have not yet had sufficient time to complete the review procedures which we consider necessary under the circumstances.

Very truly yours,

/s/ BDO SEIDMAN, LLP